August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (404) 828-6619

Mr. Michael L. Eskew
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

> **Re: United Parcel Service, Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-15451**

Dear Mr. Eskew:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Role of Compensation Consultant, page 16

1. Please expand your discussion of the functions performed by your compensation consultants to address the nature and scope of the consultants' assignments, including your consultants' roles in determining and recommending compensation, and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Philosophy and Principles, page 16

2. Please disclose in greater detail how your benchmark companies were selected. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Also, identify the companies whose data was included in the "blended survey data" referenced on page 16. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for each benchmarked element of compensation in 2006.

Elements of Compensation, page 21

3. Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, explain how you arrived at and why you paid each particular level and form of compensation. For example, you have only briefly discussed the chief executive officer's performance and have not discussed the performance of your other named executive officers. As another example, see the limited analysis on pages 23-24 of how your option and restricted performance unit awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please disclose the specific factors considered by the committee in ultimately approving each element of the named executive officer's compensation package and explain why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

4. Throughout your disclosure you state that your compensation mix and allocation practices, and your compensation levels, are designed to be "appropriate." In each instance, please disclose the specific percentages and amounts and explain the processes and procedures by which you determined "appropriateness."

5. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentives, page 22

6. Please disclose the performance targets for the MIP and LTIP. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. Please expand your disclosure to more fully describe the Half-Month Bonus program.

Summary Compensation Table, page 26

8. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Eskew differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Potential Payments on Termination or Change In Control, page 34

9. Where appropriate, please describe and explain how you determined the appropriate payment and benefit levels for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

10. Please consider adding appropriate rows to aggregate the amount of benefits a named executive officer would receive upon change in control.

Related Person Transactions, page 39

11. Please disclose your policies with respect to related person transactions. Although we note your disclosure in this section, we believe additional detail regarding the review and approval of related person transactions is necessary. For example, please provide additional disclosure related to the types of transaction covered and the standards to be applied. Refer to Item 404 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor